Exhibit (a)(1)(O)

Date:  September 1, 2021

To:  All Eligible Employees

From: Total Rewards Mailbox

Subject: Option Exchange Modeling Tool & Updated Exchange Presentation

Dear colleagues,

For those of you who have already attended one of the information sessions about the option exchange or reviewed the Aon exchange site, you are aware that your “old” employee stock options, and the potential “new” replacement options, both have economics that are worth considering.  To aid in your review and potential decision to exchange your options, we have prepared the attached spreadsheet modeling tool.  We hope you will find it helpful in evaluating the option exchange, and in particular, for calculating the Intercept stock price at which the old and new options “break even” in value.

Please note this tool is purely for educational purposes, and is not financial or investing advice.  You should refer to this model if you find it helpful, but you are under no obligation to do so, and no obligation to participate in the exchange.

Additionally, based on some of the questions we have received, we thought it would also be helpful to update the Exchange Presentation to provide some basic refresher information regarding your equity compensation here at Intercept.  This information can be found on Slide 4 of the presentation.

Should you have any questions, please do not hesitate to email us.

Thanks and best regards.

The Intercept Option Exchange Team

Important Legal Information

This communication, and the contents of the attached documents, do not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents, which you may access via the Document Library within the exchange election site, on our website at https://ir.interceptpharma.com/financial-information/sec-filings or through the SEC website at www.sec.gov.

Participation in the Exchange Offer is entirely your decision and should be made based on your personal circumstances. No one from Intercept is, or will be, authorized to provide you with legal, tax, financial or other advice or recommendations regarding whether you should participate in the Exchange Offer. You should consult your personal financial and tax advisors if you have questions about your financial or tax situation as it relates to the Exchange Offer.

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer to Exchange Eligible Options for New Options, dated August 16, 2021.